Exhibit 99.2

Hydro One Limited

ANNUAL MEETING OF SHAREHOLDERS

Toronto, Ontario

May 9, 2019

REPORT OF VOTING RESULTS

Prepared in accordance with Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Shareholders (the “Meeting”) of Hydro One Limited (the “Company”) held on May 9, 2019. Votes on each matter were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Information Circular of the Company prepared in connection with the Meeting which can be found at https://www.hydroone.com /investor-relations/agm.

1.	Election of Directors

Each of the 10 nominees proposed for election as directors were elected as directors of the Company to serve until the next annual meeting of shareholders of the Company or until their successors are elected or appointed:

NOMINEES	VOTES FOR		VOTES WITHHELD
	#	%	#	%
Cherie L. Brant	490,220,130	99.94	283,668	0.06
Blair Cowper-Smith	489,564,966	99.81	938,832	0.19
Anne Giardini	490,235,612	99.95	268,186	0.05
David Hay	490,174,951	99.93	328,847	0.07
Timothy E. Hodgson	482,414,443	98.35	8,089,355	1.65
Jessica L. McDonald	489,689,192	99.83	814,606	0.17
Russel C. Roberston	489,684,260	99.83	819,538	0.17
William H. Sheffield	490,178,793	99.93	325,005	0.07
Melissa Sonberg	483,764,165	98.63	6,739,633	1.37
Thomas D. Woods	489,682,608	99.83	821,190	0.17

2.	Appointment of External Auditors

	VOTES FOR		VOTES WITHHELD
KPMG LLP was appointed as the external auditors of the Company for the ensuing year and the directors were authorized to fix their remuneration.	#	%	#	%
	490,634,335	99.96	206,565	0.04

Dated this 9th day of May, 2019.

HYDRO ONE LIMITED

By:
Name:Maureen Wareham Title: Corporate Secretary

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